FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN
PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 23, 2009

Commission File Number: 0-26424

SILVER STANDARD RESOURCES INC.
999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __✓__                                                        Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only  permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                                           No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The consent of Lawson Lundell LLP, the Company’s Canadian counsel, the consent of Blake, Cassels & Graydon LLP, Canadian counsel to the underwriters, the consent of Tracy Armstrong, the consent of Fred Brown and the consent of Antoine Yassa referred to in the Company’s Registration Statement on Form F-10 (File No. 333-157223), as amended or supplemented (the “Registration Statement”), attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, and incorporated by reference into this report, are hereby incorporated by reference as exhibits to the Registration Statement.

EXHIBITS

Exhibit

No.                                Description

99.1                      Consent of Lawson Lundell LLP.

99.2                      Consent of Blake, Cassels & Graydon LLP.

99.3                      Consent of Tracy Armstrong.

99.4                      Consent of Fred Brown.

99.5                      Consent of Antoine Yassa.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. (Registrant)
By: /s/ John J. Kim __________________________ John J. Kim Corporate Secretary

 Date:  February 23, 2009